

May 30, 2024

VIA E-mail

Richard J. Byrne
Chairman and Chief Executive Officer
Franklin BSP Real Estate Credit BDC
1345 Avenue of the Americas, Suite 32A
New York, NY 10105

Re: Franklin BSP Real Estate Credit BDC
       Registration Statement on Form 10
       File No. 000-56653

Dear Mr. Byrne,

On April 22, 2024, you filed a Registration Statement on Form 10 on behalf of Franklin BSP Real Estate Credit BDC (the "Company"), in connection with the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the Registration Statement and have provided our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the Registration Statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the Registration Statement.

Please respond to this letter within ten (10) business days by either amending the filing (and including financial statements), providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. After effectiveness, the Company will be subject to the reporting requirements of Section 13(a) of the Exchange Act. However, we will continue to review the filing until all our comments have been satisfactorily addressed.

GENERAL COMMENTS

1. The Registration Statement states that the Company intends to file an election to be regulated as a BDC under the 1940 Act as soon as reasonably practical following its filing of this Form 10. In correspondence, please advise as to when the Company expects to file such election.

2. Please advise in correspondence if the Company or Advisor expects to submit or rely upon any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Company, other than the co-investment Order, and pending application for a new co-investment exemptive order which would supersede the Order if granted, as described in the Registration Statement.

3. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of Common Shares in the event of a preferred shares offering.

REGISTRATION STATMENT

Explanatory Note

4. In the second paragraph, please clarify the definitions for Benefit Street Partners L.L.C. in its roles as both Advisor and Administrator. For example, in reference to the definition of "Other BSP Accounts", the disclosure describes such accounts as being *advised and/or managed* by "BSP". Earlier in the paragraph, the term "BSP" is described as being used to refer to Benefit Street Partners L.L.C in its role as an administrator.

5. In addition to the disclosure on page 63 of the Registration Statement, and elsewhere, regarding uncertainty as to sources, amounts and timing of distributions, please also add to the bullet points in this section a description of the uncertainty as to amounts and frequencies of distributions.

Summary Risk Factors

6. The introduction to the Summary Risk Factors section states that the complete discussion of risk factors faced by the Company are set forth in Item 1A of the Registration Statement. The Introduction to the Risk Factors section in Item 1.A. however states that it is not a complete list of risk factors. Please conform the statements to be consistent in this regard, and confirm in correspondence that the disclosure of risks in the Registration Statement fairly addresses all material actual and potential risks associated with an investment in the Company's Common Shares.

Item 1. Business

7. In the description of the Company's business (*page 5*), please include definitions and/or examples of what is meant by the terms "*middle market*" investments and "*multi-family*" lending, as those types of investments are stated to be the intended focus of the Fund's portfolio investments. Please also include in the disclosure estimates or ranges of anticipated exposure of the portfolio to investments tied to the middle market and multi-family segments of the CRE industry, as compared to other market categories or segments of the CRE industry represented in the portfolio (*e.g.,* office space, industrial use or retail).

8. Please also elaborate further in the description of the Company's business regarding what is meant by "conservative loan-to-value ratios against high-quality real assets" and how it reduces downside risk.

Investment Strategy (page 6)

9. Inclusion of the term "Real Estate Credit" in the Company's name will, upon its election to be regulated as a BDC, require an 80% test policy and compliance with Rule 35d-1. Please add to the description of the Company's investment strategy a statement of 80% policy consistent with the requirements of Rule 35d-1, and include disclosure of whether the policy will be fundamental or non-fundamental, and if the latter, also disclose that investors will be given 60 days' advance notice of any change in such policy.

Market Opportunity (page 9)

10. Please explain in the disclosure what price-to-book multiples are and how they are relevant to the assertions made regarding the real estate lending market's equilibrium shift.

Investment Process (page 10)

11. The description of the Investment Process and graphics focuses primarily on the investment process and diligence associated with loans. Given that the investment strategy description also includes, to a lesser extent, investments in other real estate related debt and equity investments, please add disclosure, where applicable, of how the investment or diligence processes might be similar or differentiated from the loan origination and related processes when the Advisor is making other types of investments on behalf of the Fund.

Management Fee and Incentive Fee (page 14)

12. In this section, or an otherwise appropriate location, we suggest that, because it would be helpful to investors, you consider adding a fee table that conforms to requirements of Item 3 of Form N-2.

13. Please also consider including incentive fee examples and a graphical representation demonstrating the operation of the incentive fee in the Registration Statement; and adding an easy-to-understand statement or example describing the incentive fee (*e.g.,* results in the Company paying an incentive fee equal to X% on income that exceeds our y% hurdle).

14. The disclosure states that "[F]or the purpose of computing the Company's Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps as if the Company owned the referenced assets directly." Based on the disclosure in the Registration Statement, it is unclear the extent to which the Company will enter into total return swaps in pursuit of its investment strategy. If the Company intends to engage in total return swaps as a component of its investment portfolio:

    a. Please add disclosure clarifying the Company's intended use of total return swaps to achieve its investment objective, and describing material risks associated with such instruments; and

    b. Also advise the staff in correspondence how the Company will treat the loans and obligors underlying total return swaps for purposes of determining whether such investments qualify as an Eligible Portfolio Company under Section 55(a) of the 1940 Act.

Administration Agreement (page 16)

15. In addition to a description of the Administration Agreement, please also identify and describe in the disclosure the institution that will serve as the Company's custodian and a description of custodial arrangements and expenses. Also include as a material contract the custodial agreement as an exhibit to the Registration Statement.

Private Placement (page 17)

16. Please disclose in the Registration Statement the minimum initial commitment of capital that will be required of investors, any minimums applicable to follow-on capital commitments, and the bases upon which the Advisor in its discretion may accept lower amounts or decline to accept particular commitments.

17. Please provide in the disclosure more details, or examples, of the types of legal, tax, regulatory or other considerations that could prompt the Company to make non-pro rata capital drawdowns, and in correspondence, please explain the policies and procedures the Company will follow to ensure investors are treated fairly and equitably in such circumstances.

Term (Pages 18-19)

18. Please consider adding a separate sub-heading to separate the disclosure regarding the share repurchase program from the discussion immediately above it regarding the Company's term and perpetual duration.

19. In regard to the share repurchase program, the staff notes that the form of subscription agreement filed as an Exhibit to the Registration Statement does not appear to include any lock-up period or similar terms or conditions, whereas the disclosure states that quarterly repurchase offers will be subject to applicable lock up periods included in the subscription agreement. Please include further explanation or examples in the disclosure of the circumstances under which an investor may be precluded from participation in any Company share repurchases. If any such circumstances reflect conditions that are not equally applicable to all shareholders, also address in your response whether such conditions would create a senior security.

20. Please clarify or reconcile, as applicable, the statement in this section that the purchase price of any Common Share repurchase will be a price equal to the NAV per share as of the last calendar day of the "*applicable quarter*" to the statement on page 64 stating that the price at which repurchases will be made will equal the NAV per share as of the last calendar day of the "*prior quarter*".

Indebtedness and Senior Securities Objective (page 22)

21. This section initially references "Series A Preferred Shares" as a class of shares Senior to the Common Shares, but subsequently in the following paragraph, the disclosure states that the Company currently does not intend to use leverage in the form of the issuance of preferred shares. Please revise the disclosure in this regard throughout to be internally consistent and also consistent with the Company's response to Item 3 above.

22. If the Company intends to invest in covenant lite loans in connection with implementing its investment strategy, please disclose so, and also disclose the risks associated with these types of transactions.

Item 1A. Risk Factors

There is no public trading market for our Common Shares… (page 60)

23. The "Early Repurchase Deduction" for Common Shares repurchased within one year of the issuance date is earlier described on Page 18 as being a repurchase at 98% of the repurchase offer price, whereas in this section it is described as being a repurchase at 95% of the transaction price. Please revise the disclosures as the amount deducted for early repurchases to be consistent throughout the Registration Statement. To the extent that the Early Repurchase Deduction will exceed 2%, please tell us how you determined such amount was appropriate under the circumstances.

Purchases and repurchases of our Common Shares… (page 64)

24. Please include in the disclosure a description of examples of exceptional circumstances that could result in the prior quarter's NAV not being used for purchases or repurchases of Common Shares.

Large Shareholders may exert influence over our governance and affairs… (pages 90-91)

25. With regard to the disclosure in the second paragraph of this section, in correspondence, please confirm that the acquisition of over 50% of the Company's outstanding Common Shares by a registered investment company managed by an affiliate will comply with all conditions set forth in Rule 12d1-4 under the 1940 Act, or if not relying on Rule 12d1-4, please identify any other exemption to be relied upon in regard to the proposed investment, and the basis for reliance on such exemption.

Regulations governing our operation as a BDC affect our ability to raise … additional capital (page 106)

26. As the Company is an entity recently formed on March 11, 2024, and which has to date not yet elected to be regulated as a BDC, please revise or explain supplementally the disclosure in the second paragraph of this section stating that in the past, shareholders have approved a plan to issue and sell Common Shares at a price below net asset value.

27. The disclosure contemplates the creation by the Company of one or more wholly owned subsidiaries in connection with the securitization of loans. With respect to any such subsidiary so utilized by the Company:

   a. Provide additional disclosure in the Registration statement if it is anticipated that any subsidiary's principal investment strategies or principal risks will differ from that of the Company;

   b. Disclose that the Company and Advisor, as applicable, will comply, on an aggregate basis with such subsidiary, with applicable provisions of the1940 Act governing investment policies, capital structure and leverage, investment advisory contracts, affiliated transactions and custody. For example, disclose the Company will treat a subsidiary's debt as its own. Please also identify the custodian of any subsidiary, if any;

   c. Disclose that the Company will not primarily control any entity (whether by formation, acquisition or otherwise) that primarily engages in investment activities in securities or other assets, other than an entity that is wholly owned by the Company.

   d. Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with the 1940 Act and the rules thereunder;

   e. Confirm in correspondence that, to the extent a subsidiary is a foreign entity, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

f. Confirm in correspondence that any such subsidiary's management fee (and any performance or incentive fee) will be included in disclosure of the Company's management and/or incentive fee and the subsidiary's expenses will be included in disclosure of the Company's expenses, to the extent required under the 1940 Act and applicable accounting regulations; and

g. Confirm in correspondence that the financial statements of any subsidiary will be consolidated with those of the Company, or if not, please explain why not.

28. Regarding the Company's loan securitization activities:

a. Please confirm in correspondence whether any party other than the Company will be paid any fees - including structuring or similar fees - in connection with the creation or operation of a securitization vehicle; and

b. Disclose in the Registration Statement whether creditors of a securitization vehicle will have recourse against other Company assets in the event of default or otherwise.

Item 4. Security Ownership of Certain Beneficial Owners and Management

29. Notwithstanding that the Company has yet to commence commercial activities, please include the Table required by Item 403 of Regulation S-K to reflect ownership of Common Shares by the initial investor, an affiliate of the Company, as described in Item 10 of the Registration Statement.

ACCOUNTING COMMENTS

Fee Waivers (page 15)

30. Please disclose whether the fee waivers described are subject to recoupment.

JOBS Act (page 25)

31. Please verify the accuracy of the last statement in this section, as the check box on the cover page was not checked indicating that the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards. Also refer to similar disclosure on *page 67*.

Expenses (page 115)

32. Disclosure states that all costs incurred by the Company in connection with its organization and initial private offering have been advanced by the Advisor or its affiliates subject to recoupment.   Disclosure also states that the Advisor or its affiliates may in some circumstances be reimbursed for past payments of organization and offering costs made on the Company's behalf.   Please explain in the disclosure the terms of recoupment and explain the relationship between the amounts "subject to recoupment" and the

amounts that may be reimbursed to the Advisor or its affiliates for past payments of organization and offering costs made on the Company's behalf.

33. Please also disclose the total amount of costs that have been advanced by the Advisor that may be subject to recoupment and disclose the circumstances under which the Advisor or its affiliates may be reimbursed for past payments of organization and offering costs made on the Company's behalf.

34. Disclosure states that the Company's organizational costs will be amortized over the 36 months beginning on the Effective Date. Please provide in correspondence the accounting guidance permitting the amortization of organizational costs over 36 months.

Organization and Offering Expenses (page 119)

35. Disclosure states that offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, which has not yet occurred. Disclosure on page 115 states that initial private offering costs will be amortized over a 12-month period beginning on the Effective Date. Please explain whether the Effective Date and commencement of operations is the same date.

Item 13 – Financial Statements and Supplementary Data (page 143)

36. Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10's effectiveness. We may have additional comments on the financial statements once filed.

*   *   *

Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please feel free to contact me at (213) 400-5829 or at mathewsda@sec.gov, or with regard to accounting comments, Christina DiAngelo Fettig at (202) 551- 6963 or at fettigc@sec.gov.

Sincerely,

/s/ David P. Mathews

David P. Mathews
Attorney / Adviser

cc: Rajib Chanda, Steven Grigorio, Benjamin Wells and Ryan Bekkerus: Simpson Thacher & Bartlett LLP
     Jay Williamson, Securities and Exchange Commission
     Christina DiAngelo Fettig, Securities and Exchange Commission